Filed Pursuant to
                                                     Rule 424(b)(1)
                                                     Registration No. 333-116232





PROSPECTUS



                           PRANA BIOTECHNOLOGY LIMITED

                           70,000,000 Ordinary Shares
              REPRESENTED BY 7,000,000 American Depositary Receipts

        This prospectus relates to up to 7,000,000 American Depositary Receipts, or ADRs, of Prana Biotechnology Limited, each representing ten ordinary shares, of which 4,000,000 ADRs were issued on June 4, 2004 and 3,000,000 ADRs are issuable upon exercise of certain warrants granted on June 4, 2004. All of the ADRs were issued or are issuable and sold pursuant to a private placement to the selling shareholders named in this prospectus. We are registering the ordinary shares underlying the ADRs for disposition by the selling shareholders pursuant to commitments with the selling shareholders. The registration of the ordinary shares underlying the ADRs does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

        Prana Biotechnology Limited will not receive any additional proceeds from the sale of the ADRs offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus. We will receive the proceeds from the exercise of the warrants, if and when they are exercised.

        The ADRs of Prana Biotechnology Limited are traded in the United States on the NASDAQ SmallCap Market under the symbol "PRAN." On June 15, 2004, the closing price of an ADR of Prana Biotechnology Limited. on the NASDAQ SmallCap Market was US$4.53.

        See "Risk Factors" beginning on page 3 to read about factors you should consider before buying our American Depositary Receipts.

                                ----------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                         Prospectus dated June 16, 2004



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                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

NOTICE REGARDING FORWARD-LOOKING STATEMENTS....................................3
PROSPECTUS SUMMARY.............................................................4
RISK FACTORS...................................................................5
CAPITALIZATION AND INDEBTEDNESS...............................................15
REASONS FOR THE OFFER AND USE OF PROCEEDS.....................................16
MARKET PRICE DATA.............................................................17
SELECTED FINANCIAL DATA.......................................................19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS.................................................22
SELLING SHAREHOLDERS..........................................................26
OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION................30
EXPENSES ASSOCIATED WITH THE REGISTRATION.....................................33
FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS...............................33
EXPERTS.......................................................................34
LEGAL MATTERS.................................................................34
MATERIAL CHANGES..............................................................34
WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF
    CERTAIN INFORMATION BY REFERENCE..........................................34
ENFORCEABILITY OF CIVIL LIABILITIES...........................................36
INDEX TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS.....................37


        In this prospectus, "we", "us", "our", the "Company" and "Prana" refer to Prana Biotechnology Limited., an Australian company.

        We are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. We prepare our financial statements in Australian dollars and in accordance with accounting principles generally accepted in Australia. In this prospectus, all references to "U.S. dollars" or "US$" are to the currency of the United States of America, and all references to "Australian dollars" or "A$" are to the currency of Australia.

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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

                           PRANA BIOTECHNOLOGY LIMITED

        We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer's Disease. Other potential applications for our therapies include age-related cataracts, Creutzfeldt-Jakob Disease (the human variant of Mad Cow Disease), Motor Neuron Disease and Parkinson's Disease.

        Our registered office is located at Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-8166. Our principal executive office is located at Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205, Australia and our telephone number is 011-61-3-9690-7892. Our address on the internet is www.pranabio.com.

                                  The Offering

ADRs offered...................... 7,000,000 ADRs  (including 3,000,000 ADRs issuable upon exercise of warrants)
NASDAQ SmallCap Market symbol..... "PRAN"

Use of proceeds................... We will not receive any proceeds from the disposition of the ADRs covered
                                   hereby. We will, however,
                                   receive the proceeds from the
                                   exercise of the warrants if and
                                   when they are exercised.
Ordinary shares outstanding....... 113,485,924 shares

Risk Factors...................... Prospective  investors should carefully consider the "Risk Factors" beginning on page 5 before buying the ADRs offered hereby.

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                                  RISK FACTORS

        You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related To Our Business

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain.

        We are a development stage company at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of our new lead product candidate, PBT-2, to market or generate revenues from its commercial application. We cannot make any assurances that any of our product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a high risk that we may not be able to complete the development of PBT-1, PBT-2 or develop other pharmaceutical products.

        Although we entered into a licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria Ltd., a consortium of Australian universities, research institutes and teaching hospitals, that will provide up to A$7.5 million for various projects, including the development of a new Alzheimer's diagnostic, we cannot make any assurances that we will be able to develop our current or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner. Nor can we assure you that the projects initially agreed to with Schering A.G., or the associated investment by Schering A.G., will not change with the changing interests of either Schering A.G. or our company. We are also unable to assure you that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PBT-1, PBT-2, or any of our other pharmaceutical products under development will be commercialized.

We will not be able to commercialize any of our product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

        Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication.

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Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

        We cannot make any assurances that we will be able to undertake further clinical trials of PBT-1 or commence clinical trials of PBT-2 or our proposed vaccine as planned, or to demonstrate the safety and efficacy or superiority of PBT-1 or PBT-2 over existing therapies, or other therapies under development, or enter into any collaborative arrangement to commercialize PBT-1 or PBT-2 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

        We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

          o government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

          o    slower than expected patient recruitment;

          o our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

          o    unforeseen safety issues; and

          o lack of efficacy or unacceptable toxicity during the clinical trials.

        Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials. Moreover, we rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

        Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

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We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PBT-1 or PBT-2 for pre-clinical and clinical trials may negatively impact our business and operations.

        We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT-1, PBT-2 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

        We may be required to enter into contracting arrangements with third parties to manufacture PBT-1, PBT-2 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We may require substantial additional financing in the future to sufficiently fund our operations and research.

        We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. We cannot make any assurances that our existing cash and cash equivalents and revenue resources will be sufficient to meet our actual operating expenses and capital requirements on a long-term basis. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

          o    the continued progress of our research and development programs;

          o the timing, scope, results and costs of pre-clinical studies and clinical trials;

          o the cost, timing and outcome of regulatory submissions and approvals;

          o determinations as to the commercial potential of our product candidates;

          o our ability to successfully expand our contract manufacturing services;

          o    our ability to establish and maintain collaborative arrangements;

          o    the status and timing of competitive developments; and

          o    other factors.

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        We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all.
Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve or maintain profitability in the future.

        We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT-1 and PBT-2. We reported a net loss of A$5,448,467 and A$4,584,838 during the fiscal years ended June 30, 2002 and 2003, respectively, and a net loss of A$4,037,914 for the six month period ended December 31, 2003. As of December 31, 2003, our accumulated deficit was A$19,617,176. We cannot assure you that we will achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

        Our success will depend in large part on whether we can:

          o    obtain and maintain patents to protect our own products;

          o    obtain licenses to the patented technologies of third parties;

          o operate without infringing on the proprietary rights of third parties; and

          o    protect our trade secrets and know-how.

        Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. While we intend to seek patent protection for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.

        Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

        We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

        Third parties may assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.

        We are currently in litigation in the United States District Court for the District of Columbia concerning the inventorship of our historical lead compound, PBT-1. If we are not successful in this litigation, or decide that it is in the best interests of our company to seek alternative means to resolve the dispute, including such options as entering into a partnership, our future prospects may be materially impacted. In such a situation we may be required to license certain rights from P.N. Gerolymatos S.A., or be required to develop a molecule with similar metal binding characteristics that will act as an inhibitor in the oxidation process. We cannot provide any assurance that we will be able to obtain such a license, if required, or that we will be successful in developing such a molecule. In a situation where resolution of inventorship results in a license between our company and P.N. Gerolymatos S.A. it is possible that the license terms may include rights or royalties to PBT-1, PBT-2 and/or our other product candidates.

If we do not obtain the necessary governmental approvals we will be unable to commercialize our pharmaceutical products.

        Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA, and the Food and Drug Administration, or FDA, in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated

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by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

        Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment agreements with these individuals. The loss of their services, could negatively affect our business. Our success is highly dependent on the continued contributions of our scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

        The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

        We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with certain of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

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Acceptance  of our  products in the  marketplace  is  uncertain,  and failure to achieve market acceptance will negatively impact our business and operations.

        We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA and the FDA. The degree of market acceptance of our products will depend on a number of factors, including:

          o the receipt and timing of regulatory approvals for the uses that we are studying;

          o the establishment and demonstration to the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

          o    the  pricing  and  reimbursement   policies  of  governments  and
               third-party payors.

        Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

The failure to establish a sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

        We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our business may suffer.

        The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and

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federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our business and prospects.

        Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products thereafter and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

        The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have obtained no fault compensation insurance (of A$10 million) with respect to our recent clinical trial and extension study and intend to obtain similar coverage for future clinical trials. We cannot be certain that such coverage will be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. No assurance can be given that we will be able to obtain product liability insurance in the event of the commercialization of a product or that it will be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Changes in government legislation and policy may adversely affect us.

        While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect us and the market price of our securities.

We are dependent upon a sole supplier of our key component and could incur significant costs if we are unable to promptly find a replacement.

        Our lead compound, PBT-2, and our earlier product, PBT-1, are manufactured by one manufacturer, the Institute of Drug Technology Limited. We intend to continue this relationship with further compounds if it remains financially viable. We have not had any prior manufacturer of PBT-1 cease its relationship with our company. We cannot assure you that we will be able to promptly find a replacement manufacturer, if required, without incurring material additional costs.

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Risks Relating to Our Ordinary Shares

Our stock price may be volatile and the U.S. trading market for our American Depositary Shares is limited.

        The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. The market price for our ordinary shares has ranged from as low as A$0.435 to a high of A$2.41 during the last two years and the market price of our American Depositary Shares has ranged from as low as US$2.95 to a high of US$12.80 since our listing on the NASDAQ SmallCap Market on September 5, 2002. The market price for our ordinary shares has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this registration statement, will continue to significantly affect the market price of our ordinary shares:

          o the results of pre-clinical testing and clinical trials by us and our competitors;

          o    developments concerning research and development,  manufacturing,
               and  marketing   alliances  or   collaborations  by  us  and  our
               competitors;

          o announcements of technological innovations or new commercial products by us and our competitors;

          o determinations regarding our patent applications and those of others;

          o publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

          o proposed governmental regulations and developments in Australia, the United States and elsewhere;

          o    litigation;

          o    economic and other external factors; and

          o    period-to-period fluctuations in our operating results.

        In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies.

Sales of ADRs under this prospectus may negatively impact the prevailing market price of our ADRs.

        This prospectus provides for the disposition of up to 7,000,000 ADRs, including 3,000,000 ADRs which are issuable upon exercise of warrants held by the selling shareholders.

To date, there has been a limited market for our ADRs on the NASDAQ SmallCap Market and we are unable to predict the effect that the disposition of the ADRs subject to this prospectus may have on the prevailing market for our ADRs.

We may incur increased costs as a result of recently enacted changes in laws and regulations relating to corporate governance matters and public disclosure.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the NASDAQ National Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonable necessary resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors and officers liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Holders of our ordinary shares or American Depositary Shares who are U.S. residents face adverse income tax consequences.

        There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares or American Depositary Shares and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our cash position, which may increase if a substantial portion of our outstanding options are exercised, there is a risk under the asset test described above that we will be declared a PFIC in the event the price of our ordinary shares declines substantially. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to our Location in Australia

It may be difficult to enforce a judgment in the United States against us and most of our officers and directors or to assert U.S. securities laws claims in Australia or serve process on most of our officers and directors.

        We are incorporated in Australia. Except for one of our executive officers and one company director, all our executive officers and directors are nonresidents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

                         CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the capitalization of our company as of December 31, 2003 and as adjusted to give effect to the sale of 4,000,000 of our ADRs (40,000,000 million ordinary shares) at a price of US$5.00 per ADR (at an exchange rate of A$1.40095 = $1.00), and the receipt of the net proceeds therefrom.

                                                                         December 31, 2003
                                                                 ----------------------------------
                                                                     Actual           As Adjusted
                                                                 ----------------    --------------
                                                                          (in thousands)
     Ordinary Shares, no par value, 73,485,924 shares
        authorized; 95,743,091 shares issued   and
        outstanding, actual; 135,743,091 shares issued and
        outstanding, as adjusted
        (1)......................                                             --                --
        Contributed equity....................................       A$   21,528         A$ 49,492
                                                                 ----------------    --------------
        Reserve...............................................            14,662            14,662
                                                                 ----------------    --------------
        Accumulated deficit...................................           (19,617)          (19,617)
                                                                 ----------------    --------------
              Total shareholders' equity......................            16,573            44,507
                                                                 ----------------    --------------
                Total capitalization..........................       A$   16,573         A$ 44,507
                                                                 ================    ==============

        -----------------------------------

        (1) Excludes an aggregate 3,000,000 ADRs, or 30,000,000 ordinary shares, issuable upon exercise of five-year warrants issued to the selling shareholders, exercisable at an exercise price of US$8.00 per ADR.

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

        This prospectus relates to the disposition of up to 7,000,000 of our ADRs (each representing ten ordinary shares), of which 4,000,000 ADRs were issued and 3,000,000 ADRs are issuable upon exercise of certain warrants. We will not receive any of the proceeds from the disposition by the selling shareholders of our ADRs. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised.

                                MARKET PRICE DATA

Australian Stock Exchange

        Our shares have traded on the Australian Stock Exchange, or ASX, since our initial public offering on March 29, 2000.

Quarterly Stock Information

        The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

                                                         Per Ordinary Share (A$)
                                                         -----------------------
                                                         High               Low
                                                         ----               ---
        Fiscal Year Ended June 30, 2003:
        --------------------------------
        First Quarter..............                      2.39              1.55
        Second Quarter.............                      2.07              1.20
        Third Quarter..............                      1.50              0.77
        Fourth Quarter.............                      0.80              0.435

        Fiscal Year Ended June 30, 2004:
        First Quarter..............                      1.15              0.55
        Second Quarter.............                      0.72              0.445
        Third Quarter..............                      0.65              0.48
        Fourth Quarter (through May 31)                  1.18              0.58


Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the high and low market quotations for our ordinary shares, as quoted on the ASX.

                                               Per Ordinary Share (A$)
                                               -----------------------
Month                                          High               Low
-----                                          ----               ---
December 2003........................          0.67               0.54
January 2004.........................          0.62               0.55
February 2004........................          0.56               0.50
March 2004...........................          0.63               0.58
April 2004...........................          1.18               0.58
May 2004.............................          0.95               0.64

NASDAQ SmallCap Market

        Since September 5, 2002 our Level II ADRs have traded on the NASDAQ SmallCap Market under the symbol "PRAN."

Quarterly Information

        The following table sets forth, for the periods indicated, the range of high ask and low bid prices of our Level II ADRs on the NASDAQ SmallCap Market.



                                                             Per ADR (US$)
                                                      --------------------------
                                                       High                 Low
                                                       ----                 ---
         Fiscal Year Ended June 30, 2003:
         --------------------------------
         First Quarter (from September 5,             12.80               11.00
             2002).......................
         Second Quarter.............                  11.50                6.86
         Third Quarter..............                   8.15                4.40
         Fourth Quarter.............                   5.19                2.96

         Fiscal Year Ended June 30, 2004:
         --------------------------------
         First Quarter..............                   7.49                3.87
         Second Quarter.............                   5.65                2.95
         Third Quarter..............                   5.21                3.69
         Fourth Quarter (through May 31)              10.50                4.5


Monthly Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our Level II ADRs on the NASDAQ SmallCap Market.

                                                    Per ADR (US$)
                                               ------------------------
Month                                          High               Low
------                                         ----               ---
December 2003........................          5.65               4.15
January 2004.........................          5.03               4.19
February 2004........................          4.77               3.91
March 2004...........................          5.21               3.69
April 2004...........................         10.50               4.50
May 2004.............................          7.13               4.78

                             SELECTED FINANCIAL DATA

        The following table presents our selected financial data as of the dates and for each of the periods indicated.

        The selected financial data as of June 30, 2002 and 2003 and for each of the three years in the period ended June 30, 2003 have been derived from our audited financial statements and notes thereto contained in our Annual Report on Form 20-F for the year ended June 30, 2003, which is incorporated herein by reference. The selected financial data as of June 30, 1999, 2000 and 2001 and for each of the two years in the period ended June 30, 2000 have been derived from our audited financial statements and notes thereto which are not included herein or incorporated by reference.

        The selected financial data as of December 31, 2003 and for each of the six months ended December 31, 2002 and December 31, 2003 have been derived from our unaudited interim condensed financial statements and notes thereto included elsewhere in this registration statement. In the opinion of management, the unaudited condensed interim financial statements are prepared on a basis consistent with the audited financial statements included in our Annual Report on Form 20-F for the year ended June 30, 2003 (which is incorporated herein by reference) and reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of our financial position, results of operation and cash flows and for such periods and are not necessarily indicative of a full year's results.

        We prepare our financial statements in accordance with accounting principles generally accepted in Australia, or A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Please refer to Note 7 to our unaudited interim condensed financial statements for a description of the principal differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the periods and as of the dates therein indicated.

        The selected financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our audited financial statements contained in our Annual Report on Form 20-F for the year ended June 30, 2003 which is incorporated herein by reference.

Statements of Financial Performance Data:
                                                                                                                 Six Months Ended
                                                                 Years Ended June 30,                               December 31,
                                          --------------------------------------------------------------    ------------------------
                                                 1999         2000         2001         2002        2003          2002         2003
                                                 ----         ----         ----         ----        ----          ----         ----
                                                       (in A$, except per share and share data)
A-GAAP:

Revenue from ordinary activities.........           -       78,758      516,182      793,970   1,816,478       526,700    1,123,587


Depreciation and amortization expense....           -     (654,977)  (1,140,658)  (1,160,595) (1,185,973)     (588,981)    (597,932)
Patents, research and development expense           -     (421,933)  (2,376,404)  (2,498,486) (1,861,295)   (1,230,195)  (2,610,456)
Legal expense............................                  (13,082)    (252,675)    (923,816)   (848,660)     (514,982)    (295,252)
Employee benefits expense................                        -     (122,199)    (378,853)   (760,980)     (380,616)    (499,500)
Consulting fee expense...................           -     (179,998)    (306,530)    (604,873)   (567,730)     (369,141)    (571,807)
Corporate compliance expense.............           -      (75,999)    (196,629)    (339,383)   (395,604)     (200,524)    (189,439)
Other expenses from ordinary activities..    (80,000)      (59,057)    (260,066)    (336,431)   (781,074)     (380,776)    (397,115)
Net loss.................................    (80,000)   (1,326,288)  (4,138,979)  (5,448,467) (4,584,838)   (3,138,515)  (4,037,914)
Loss per share - basic and diluted ......      (0.02)        (0.04)       (0.08)       (0.10)      (0.08)        (0.05)       (0.05)
Weighted average number of ordinary
 shares outstanding - basic and diluted.. 34,499,040    37,342,158   53,090,491   57,623,389  61,131,313    58,721,755   70,442,228

U.S. GAAP:
Net loss.................................          -    (3,798,792)  (3,048,784)  (4,728,019) (3,244,397)   (2,646,609)  (3,615,652)
Loss per share - basic and diluted.......          -         (0.11)       (0.06)       (0.08)      (0.05)        (0.05)       (0.05)
Weighted average number of ordinary
 shares outstanding - basic and diluted..          -    37,342,158   53,090,491   57,623,389  61,131,313    58,721,755   70,442,228

Statements of Financial Position Data:

                                                        June 30,                                December 31,
                            ---------------------------------------------------------------     ------------
                              1999        2000         2001          2002           2003             2003
                              ----        ----         ----          ----           ----             ----
                                                        (in A$ )
A-GAAP:
Cash assets..............          20    4,469,589    6,854,873    3,585,014      3,463,783       5,620,156
Working capital..........      79,980    4,684,284    6,454,969    2,840,984      3,093,745       4,428,059
Total assets.............   1,836,945   20,876,444   22,287,460   17,581,319     16,389,926      18,260,017
Contributed equity.......          20    7,474,343   12,276,892   13,001,486     16,741,023      21,528,077
Accumulated deficit
  during development
  stage..................    (80,690)   (1,406,978)  (5,545,957) (10,994,424)   (15,579,262)    (19,617,176)
Total equity.............    (80,670)   20,729,307   21,392,877   16,668,986     15,823,703      16,572,843

U.S. GAAP:
Total assets.............          -     7,294,213   10,298,744    7,231,703      7,944,306      10,330,405
Accumulated deficit
  during development
  stage..................          -    (3,879,482)  (6,928,266) (11,656,285)   (14,900,682)    (18,516,334)
Total equity.............          -     7,347,076    9,404,161    6,715,803      7,378,083       8,643,231


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our unaudited interim condensed financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Results of Operations

Six Months  Ended  December 31, 2003  Compared to Six Months Ended  December 31,
2002

Revenues from ordinary activities

        Revenues from ordinary activities increased to A$1,123,587 for the six months ended December 31, 2003 from A$526,700 in the same period ended 2002, an increase of A$596,887, or 113.32%. Revenues in the six months period ended December 31, 2003 consisted of A$104,326 interest income, A$231,761 government grant income, and A$787,500 received under the licensing and research collaboration agreement we entered into with Schering A.G. and Neuroscience Victoria Limited in March 2003. Revenues in the six months period ended December 31, 2002 consisted of A$57,650 interest income and A$469,050 government grant income. The increase in revenues is attributable to our agreement with Schering A.G. and Neuroscience Victoria Limited.

Depreciation and amortization expenses

        Depreciation and amortization expenses increased to A$597,932 for the six months ended December 31, 2003 from A$588,981 in the same period ended 2002, an increase of A$8,951, or 1.52%. The increase in expenses is attributable to the acquisition of additional equipment, including computer equipment.

Patents, research and development expenses

        Patents, research and development expenses increased to A$2,610,456 for the six months ended December 31, 2003 from A$1,230,195 in the same period ended 2002, an increase of A$1,380,261, or 112.20%. The increase in expenses is attributable to expenses of A$1,164,375 incurred in connection with the licensing and research collaboration agreement we entered into with Schering A.G. and Neuroscience Victoria Limited in March 2003 and pre-clinical trial fees of A$795,982 in connection with the new government start grant that commenced in September 2003.

Legal expenses

        Legal expenses decreased to A$295,252 for the six months ended December 31, 2003 from A$514,982 in the same period ended 2002, a decrease of A$219,730, or 42.67%. The decrease in legal expenses was primarily due to a reduction in legal costs in relation to the Gerolymatos claim as the litigation activity was suspended during settlement discussions. To date, the Gerolymatos claim has not been resolved.

Employee benefits expense

        Employee benefits expenses increased to A$499,500 for the six months ended December 31, 2003 from A$380,616 in the same period ended 2002, an increase of A$118,884, or 31.23%. The increase in employee benefits expenses was primarily due to an increase in staff from five persons to nine persons.

Consulting fee expenses

        Consulting fee expenses increased to A$571,807 for the six months ended December 31, 2003 from A$369,141 in the same period ended 2002, an increase of A$202,666, or 54.90%. The increase in consulting fee expenses was primarily due to an increase in directors' fees. The impact of this increase was partially offset by a decrease in the fees paid to consultants in the scientific advisory board and the scientific commercial optimization group. The increase in directors fees arose in part from a one-time back payment of fees to directors for fees not paid during an extended period of assessment, negotiation and approval of a new compensation package designed to bring the directors' remuneration in line with industry standards. Outside expertise from Mercer Human Resources was sought to determine the appropriate level of compensation for directors and used as a basis for new compensation terms. The fees of our scientific advisory board decreased to zero for the six months ended December 31, 2003 from A$67,165 in the same period ended 2002, due to the status of the changed portfolio of the molecules under development. The fees of the scientific commercialization optimization group (which was introduced in 2002) decreased to A$1,000 for the six months ended December 31, 2003 from A$15,000 in the same period ended 2002, as the group was disbanded in 2003 because it was not providing our company the advice it required.

Corporate compliance expenses

        Corporate compliance expenses decreased to A$189,439 for the six months ended December 31, 2003 from A$200,524 in the same period ended 2002, a decrease of A$11,085, or 5.53%. The decrease in corporate compliance expenses is primarily attributable to a one-time expense incurred in the six months ended December 31, 2002 related to our listing on the NASDAQ SmallCap Market in September 2002, partially offset by an increase in periodic reporting costs due to enhanced corporate governance requirements.

Other expenses from ordinary activities

        Other expenses from ordinary activities increased to A$397,115 for the six months ended December 31, 2003 from A$380,776 in the same period ended 2002, an increase of A$16,341, or 4.29%. The increase in expenses from ordinary activities is primarily due to increase in foreign exchange losses of A$34,654 and marketing costs of A$84,910, partially offset by a reduction in computer costs of A$12,279 and travel expenditure of A$80,941.

Differences between U.S. and Australian GAAP

        We prepare our financial statements in accordance with A-GAAP, which differ in certain significant respects from U.S. GAAP. See Note 7 to our unaudited interim condensed financial statements for a description of the principal differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the dates and periods indicated therein. Differences between A-GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation and intangible assets.

Liquidity and Capital Resources

        Cash and cash equivalents totaled A$5,620,156 at December 31, 2003, compared to A$3,463,783 at June 30, 2003 and A$3,585,014 at June 30, 2002.

        In September 2003, we raised A$4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share.

        In April 2004, we raised in a private placement an additional US$20 million, which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004. The private placement was for four million ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional three million ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised, we would raise an additional US$24 million.

        We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, a licensing and research collaboration agreement and potential option exercises will be sufficient to support our current operating plan for the foreseeable future; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

          o    costs and timing of obtaining regulatory approvals;

          o the costs and timing of obtaining, enforcing and defending our patent and intellectual property the progress and success of pre-clinical and clinical trials of our product candidates; and

          o    the progress and number of our research programs in development.

Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.


Contractual Obligations                               Payments due by Period
-------------------------------     ------------------------------------------------------------
                                                  less than                           more than
                                      Total        1 year     1-3 Years   3-5 Years    5 years
                                    -----------  -----------  ----------  ----------  -----------
Long-term debt obligations.....     A$        -  A$        -   A$      -  A$       -   A$      -
Capital (finance) lease                       -            -           -           -           -
obligations....................
Operating lease obligations....          11,520        1,680       5,760       4,080           -
Purchase obligations...........       3,150,095    1,447,846     893,293     265,958     542,998
Other long-term liabilities
reflected on our balance sheet.               -            -           -           -           -
                                    -----------  -----------   ---------  ----------   ---------
Total..........................     A$3,161,615  A$1,449,526   A$899,053  A$ 270,038   A$542,998

                              SELLING SHAREHOLDERS

        The registration statement of which this prospectus forms a part covers up to 7,000,000 ADRs, each representing ten ordinary shares, of which 4,000,000 ADRs were issued to the selling shareholders and 3,000,000 ADRs are issuable upon exercise of warrants granted to the selling shareholders. Each of the selling shareholders has represented that it purchased the ADRs in the ordinary course of business and has no agreement to distribute the ADRs. We are registering the shares underlying the ADRs in order to permit the selling shareholders to dispose of the ADRs from time to time. Except for the ownership of the ADRs and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

        The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares underlying the ADRs by each of the selling shareholders. The second and third columns list the number and percentage of such ordinary shares beneficially owned by each selling shareholder, based on each selling shareholder's ownership of ordinary shares and the warrants as of June 4, 2004, assuming full exercise of the warrants held by each selling shareholder on that date, without regard to any limitations on exercise.

        The fourth column lists the number of ordinary shares underlying the ADRs which may be offered by this prospectus by each of the selling shareholders.

        In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least 100% of that number of ADRs equal to the number of ADRs issued to the selling shareholders and issuable upon exercise of the warrants granted to the selling shareholders, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the Securities and Exchange Commission. Because the exercise price of the warrants may be adjusted, the number of ordinary shares that will actually be issued may be more or less than the number of ordinary shares covered by this prospectus. The fifth and sixth columns assume the sale of all of the ordinary shares underlying the ADRs offered by the selling shareholders pursuant to this prospectus.

        Under the terms of the warrants, the selling shareholders may not exercise the warrants, to the extent such exercise would cause a selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99%, as specified by each selling shareholder, of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon exercise of the warrants which have not been exercised. The number of ordinary shares in the second column does not reflect this limitation. The selling shareholders may dispose of all, some or none of their ADRs in this offering.

                                                                                          Percentage
                         Number of     Percentage of   Maximum Number      Number of     of Ordinary
                         Ordinary         Ordinary       of Ordinary       Ordinary         Shares
                          Shares           Shares          Shares           Shares       Beneficially
                       Beneficially     Beneficially       Offered       Beneficially       Owned
  Name of Selling     Owned Prior to    Owned Prior      Pursuant to      Owned After       After
    Shareholder          Offering       to Offering    this Prospectus     Offering       Offering
    -----------          --------       -----------    ---------------     --------       --------
Albert Fried &
  Company, LLC...       3,500,000 (1)           3.04%        3,500,000         0              0%
Bristol Investment
  Fund, Ltd........     3,500,000 (2)           3.04%        3,500,000         0              0%
DKR Soundshore
  Oasis Holding
  Fund Ltd.......       2,800,000 (3)           2.44%        2,800,000         0              0%
DKR Soundshore
  Strategic Holding
  Fund Ltd.......         700,000 (4)               *          700,000         0              0%
Winchester Global
  Trust Company
  Limited as
  Trustee for
  Caduceus Capital
  Trust..........       4,515,000 (5)           3.91%        4,515,000         0              0%
Caduceus Capital
  II, L.P........       1,890,000 (6)           1.65%        1,890,000         0              0%
UBS Eucalyptus
  Fund, L.L.C.          4,252,500 (7)           3.69%        4,252,500         0              0%
PW Eucalyptus Fund,
  Ltd............         542,500 (8)               *          542,500         0              0%
HFR SHC
  Aggressive Fund         595,000 (9)               *          595,000         0              0%
Knightsbridge Post
  Venture IV L.P....      507,500(10)               *          507,500         0              0%
Knightsbridge
  Netherlands II,
  L.P.............        140,000(11)               *          140,000         0              0%
Knightsbridge
  Integrated
  Holdings IV Post
  Venture, LP....         245,000(12)               *          245,000         0              0%
Knightsbridge Post
  Venture III,
  LP...                   227,500(13)               *          227,500         0              0%
Knightsbridge
  Netherlands I LP..      175,000(14)               *          175,000         0              0%
Knightsbridge
  Netherlands III -
  LP.............          70,000(15)               *           70,000         0              0%


Knightsbridge
  Integrated
  Holdings II
  Limited........         262,500(16)               *          262,500         0              0%
Knightsbridge
  Venture Capital
  IV, L.P........          87,500(17)               *           87,500         0              0%
Knightsbridge
  Venture Capital
  III LP.........          70,000(18)               *           70,000         0              0%
Knightsbridge
  Integrated
  Holdings, V, LP...      420,000(19)               *          420,000         0              0%
Perceptive Life
  Sciences Master
  Fund, Ltd......       3,500,000(20)           3.04%        3,500,000         0              0%
Portside Growth and
  Opportunity Fund...   3,500,000(21)           3.04%        3,500,000         0              0%
Smithfield
  Fiduciary LLC(22A)   10,500,000(22)           8.90%       10,500,000         0              0%
Ilene Sands......          87,500(23)               *           87,500         0              0%
Katie & Adam Bridge
  Partners, L.P..          87,500(24)               *           87,500         0              0%
Kim R. Sands.....          87,500(25)               *           87,500         0              0%
Sands Brothers
  Venture Capital
  II LLC.........         350,000(26)               *          350,000         0              0%
Sands Brothers
  Venture Capital
  III LLC........       1,750,000(27)           1.53%        1,750,000         0              0%
Sands Brothers
  Venture Capital
  IV LLC.........         700,000(28)               *          700,000         0              0%
Sands Brothers
  Venture Capital
  LLC............         350,000(29)               *          350,000         0              0%
SB Mechanical....          87,500(30)               *           87,500         0              0%
SF Capital Partners
  Ltd............       3,500,000(31)           3.04%        3,500,000         0              0%
TREEline Investment
  Partners, L.P..         175,000(32)               *          175,000         0              0%
MFN LLC..........       1,662,500(33)           1.46%        1,662,500         0              0%
Vision Capital
  Advisors LLC...       1,662,500(34)           1.46%        1,662,500         0              0%
Viking Global
  Equities LP....       1,785,000(35)           1.56%        1,785,000         0              0%
VGE III Portfolio
  Ltd............       1,715,000(36)           1.50%        1,715,000         0              0%
WHI Select Fund, LP     1,750,000(37)           1.53%        1,750,000         0              0%
Panacea Fund, LLC...    1,750,000(38)           1.53%        1,750,000         0              0%


Xmark Fund, Ltd..
  (39A)..........       5,216,400(39)           4.51%        5,216,400         0              0%
Xmark Fund,
  L.P(40A)........      5,283,600(40)           4.56%        5,283,600         0              0%

--------------
 * Less than 1%.

(1) Includes 1,500,000 Ordinary Shares (150,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(2) Includes 1,500,000 Ordinary Shares (150,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(3) Includes 1,200,000 Ordinary Shares (120,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(4) Includes 300,000 Ordinary Shares (30,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(5) Includes 1,935,000 Ordinary Shares (193,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(6) Includes 810,000 Ordinary Shares (81,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(7) Includes 1,822,500 Ordinary Shares (182,250 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(8) Includes 232,500 Ordinary Shares (23,250 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(9) Includes 255,000 Ordinary Shares (25,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(10) Includes 217,500 Ordinary Shares (21,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(11) Includes 60,000 Ordinary Shares (6,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(12) Includes 105,000 Ordinary Shares (10,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(13) Includes 97,500 Ordinary Shares (9,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(14) Includes 75,000 Ordinary Shares (7,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(15) Includes 30,000 Ordinary Shares (3,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(16) Includes 112,500 Ordinary Shares (11,250 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(17) Includes 37,500 Ordinary Shares (3,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(18) Includes 30,000 Ordinary Shares (3,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(19) Includes 180,000 Ordinary Shares (18,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(20) Includes 1,500,000 Ordinary Shares (150,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(21) Includes 1,500,000 Ordinary Shares (150,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(22A) Highbridge Capital Management LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dublkin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dulon and Henry Swieca discalaims benefical ownership of the securities held by Smithfield.
(22) Includes 4,500,000 Ordinary Shares (450,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(23) Includes 37,500 Ordinary Shares (3,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
                                       29

(24) Includes 37,500 Ordinary Shares (3,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(25) Includes 37,500 Ordinary Shares (3,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(26) Includes 150,000 Ordinary Shares (15,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(27) Includes 750,000 Ordinary Shares (75,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(28) Includes 300,000 Ordinary Shares (30,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(29) Includes 150,000 Ordinary Shares (15,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(30) Includes 37,500 Ordinary Shares (3,750 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(31) Includes 1,500,000 Ordinary Shares (150,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(32) Includes 75,000 Ordinary Shares (7,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(33) Includes 712,500 Ordinary Shares (71,250 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(34) Includes 712,500 Ordinary Shares (71,250 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(35) Includes 765,000 Ordinary Shares (76,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(36) Includes 735,000 Ordinary Shares (73,500 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(37) Includes 750,000 Ordinary Shares (75,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(38) Includes 750,000 Ordinary Shares (75,000 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(39A) Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd."), is a private investment fund that is owned by its investors and managed by Xmark Asset Management, LLC, a New York limited liability company ("XAM"). XAM, of which Mitchell D. Kaye is the managing member, has voting and investment control over the securities owned by Xmark Ltd.
(39) Includes 2,235,600 Ordinary Shares (223,560 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.
(40A) Xmark Fund, L.P., a Delaware limited partnership ("Xmark L.P."), is a private investment fund that is owned by its investors and managed by XAM. XAM, of which Mitchell D. Kaye is the managing member, has voting and investment control over the securities owned by Xmark L.P.
(40) Includes 2,264,400 Ordinary Shares (226,440 ADRs) issuable upon the exercise of currently exercisable warrants issued to the selling shareholder.


         OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

        The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ADRs or interests in ADRs received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ADRs or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

          o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          o block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          o an exchange distribution in accordance with the rules of the applicable exchange;

          o    privately negotiated transactions;

          o    short sales entered into after the date of this prospectus;

          o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

          o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

          o    a combination of any such methods of sale; and

          o    any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the ADRs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADRs, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the ADRs in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our ADRs or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADRs or the related common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our ADRs or the common stock short and deliver these securities to close out their short positions, or loan or pledge the ADRs or the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the ADRs offered by this prospectus, which ADRs such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling stockholders from the sale of the ADRs offered by them will be the purchase price of the ADRs less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ADRs to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

        The selling stockholders also may resell all or a portion of the ADRs in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any broker-dealers or agents that participate in the sale of the ADRs or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the ADRs to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents or dealers, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the ADRs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADRs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of ADRs in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the ADRs against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ADRs offered by this prospectus.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ADRs covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the ADRs may be sold pursuant to Rule 144(k) of the Securities Act.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

        We have agreed to bear all expenses relating to the registration of the ADRs registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately US$85,000, which include the following categories of expenses:

        SEC registration fee.................................     US$   4,133
        Printing and photocopying............................           2,000
        Legal fees and expenses..............................          40,000
        Accounting fees and expenses.........................          35,690
        Transfer agent and registrar fees and expenses.......           1,000
        Miscellaneous expenses...............................           2,177
                                                                  ------------
               Total Expenses.........................             US$ 85,000


                 FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

The Foreign Acquisitions and Takeovers Act 1975

        Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

        Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in our company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.

        If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

        The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

        Our Constitution does not contain any additional limitations on a non-resident's right to hold or vote our securities.

        Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADRs.

                                     EXPERTS

        The financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the fiscal year ended June 30, 2003 have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

        Certain legal matters in connection with the registration hereunder of the ordinary shares underlying the ADRs with respect to Australian law will be passed upon for us by Oakley Thompson & Co., Melbourne, Australia, our Australian counsel.

                                MATERIAL CHANGES

        Except as otherwise described our Annual Report on Form 20-F for the fiscal year ended June 30, 2003 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since June 30, 2003.

           WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF
                        CERTAIN INFORMATION BY REFERENCE

        This prospectus is a part of a registration statement on Form F-3, Registration No. 333-[_________], which we filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We file annual and special reports and other information with the SEC (Commission File Number 000-49843). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

          o Our Annual Report on Form 20-F for the fiscal year ended June 30, 2003;

          o Amendment No. 1 on Form 20-F/A for the fiscal year ended June 30, 2003;

          o Our Reports on Form 6-K submitted to the SEC on February 26, 2004, March 26, 2004, April 8, 2004, April 13, 2004, April 19,
               2004,  April 30,  2004,  May 11,  2004,  May 25, 2004 and May 27,
               2004; and

          o    The  description  of  our  ADRs  contained  in  our  Registration
               Statement   on  Form  20-F  filed  on  May  28,  2002  (File  No.
               000-49843).

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Prana Biotechnology Limited, Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia, Attn.: Colin L. Masters, Chief Financial Officer, telephone number +61-3-9690-7892. You may also obtain information about us by visiting our website at http://www.pranabio.com. Information contained in our website is not part of this prospectus.

        We are an Australian company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's website at http://www.sec.gov.

                       ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Australian experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of such directors and officers may not be collectible within the United States.

        We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

                           PRANA BIOTECHNOLOGY LIMITED


                UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS



                             AS OF DECEMBER 31, 2003


                              IN AUSTRALIAN DOLLARS




                                                                     Page Number

 Interim Condensed Balance Sheets                                        F-1

 Interim Condensed Statements of Operations                              F-2

 Interim Statements of Cash Flows                                        F-3

 Interim Statements of Changes in Shareholders' Equity                   F-4

 Notes to Interim Condensed Financial Statements                         F-5

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)


                        INTERIM CONDENSED BALANCE SHEETS
                             (in Australian dollars)
                                   (Unaudited)



                                            31 December          30 June
                                                 2003             2003
                                           ---------------   -------------
 Current assets
 Cash assets                                    5,620,156      3,463,783
 Receivables                                      454,612        143,823
 Other                                             40,465         52,362
                                           ---------------   -------------
 Total Current Assets                           6,115,233      3,659,968
                                           ---------------   -------------
 Non Current Assets
 Equipment                                        106,439        141,611
 Intangible assets                             12,038,345     12,588,347
                                           ---------------   -------------
 Total Non Current Assets                      12,144,784     12,729,958
                                           ---------------   -------------
 Total Assets                                  18,260,017     16,389,926
                                           ---------------   -------------

 Current Liabilities
 Payables                                       1,631,520        541,217
 Provisions                                        48,762         23,831
                                           ---------------   -------------
 Total Current Liabilities                      1,680,282        565,048
                                           ---------------   -------------
 Non-Current Liabilities
 Provisions                                         6,892          1,175
                                           ---------------   -------------
 Total Non-Current Liabilities                      6,892          1,175
                                           ---------------   -------------
 Total Liabilities                              1,687,174        566,223
                                           ---------------   -------------
 Net Assets                                    16,572,843     15,823,703
                                           ===============   =============
 Equity
 Contributed equity                            21,528,077     16,741,023
 Reserve                                       14,661,942     14,661,942
 Accumulated deficit during the
 development stage                            (19,617,176)   (15,579,262)
                                           ---------------   -------------
 Total Equity                                  16,572,843     15,823,703
                                           ===============   =============

    See notes to the interim condensed financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                   INTERIM CONDENSED STATEMENTS OF OPERATIONS
                             (in Australian dollars)
                                   (Unaudited)

                                                  31 December       Period from
                                                                      Inception
                                                                            (11
                                                                       November
                                                                    1997) to 31
                                                                       December
                                                2003        2002          2003
                                            ---------    ---------    ----------

Revenue from ordinary activities            1,123,587      526,700    4,328,975

Depreciation and amortisation expense        (597,932)    (588,981)  (4,740,135)
Patents, research and development expense  (2,610,456)  (1,230,195)  (9,768,574)
Legal expense                                (295,252)    (514,982)  (2,333,485)
Employee benefits expense                    (499,500)    (380,616)  (1,685,298)
Consulting fee expense                       (571,807)    (369,141)  (2,230,938)
Corporate compliance expense                 (189,439)    (200,524)  (1,197,054)
Other expenses from ordinary activities      (397,115)    (380,776)  (1,990,667)
                                            ---------    ---------   ----------

Loss from ordinary activities before income
tax expense                                (4,037,914)  (3,138,515) (19,617,176)

Income tax expense relating to ordinary
activities                                          -            -            -
                                            ---------    ---------   ----------
Net loss                                   (4,037,914)  (3,138,515) (19,617,176)
                                            =========    =========   ==========

Loss per share (basic and diluted)              (0.05)       (0.05)         N/a
                                            =========    =========   ==========


            See notes to the interim condensed financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS
                             (in Australian dollars)
                                   (Unaudited)


                                                                                      Period from
                                                               Six Months Ended         Inception
                                                                  31 December        (11 November
                                                                                      1997) to 31
                                                             2003         2002      December 2003
                                                           ----------   ----------  -------------
Cash Flows from
Operating Activities
Payments to suppliers and employees                      (3,551,117)  (2,725,319)    (17,354,362)
Interest received                                           164,138       57,483         845,123
Government grant received                                    65,746      467,945       1,745,795
NASDAQ reimbursements received                                    -            -         253,054

Neuroscience Victoria monies received                       787,500            -       1,293,750
                                                         ----------   ----------     -----------
  Net cash flows used in operating activities            (2,533,733)  (2,199,891)    (13,216,640)
                                                         ----------   ----------     -----------

Cash Flows from Investing Activities
Payments for purchase of  equipment                         (12,757)     (87,812)       (184,918)
                                                         ----------   ----------     -----------
  Net cash flows used in investing activities               (12,757)     (87,812)       (184,918)
                                                         ----------   ----------     -----------
Cash Flows from Financing Activities
Proceeds from issue of shares                             4,971,995          -        17,972,954
Payment of share issue costs                               (296,978)          -       (1,080,515)
Proceeds from exercise of options                            62,500      148,714       4,359,138
Payment of underwriting costs                                     -            -        (144,000)
Repayment of borrowings                                           -            -      (2,038,728)
                                                         ----------   ----------      -----------
  Net cash flows from financing activities                4,737,517      148,714      19,068,849
                                                         ----------   ----------      -----------

Net increase/(decrease) in cash held                      2,191,027   (2,138,989)      5,667,291

Opening cash brought forward                              3,463,783    3,585,014               -
 Exchange rate adjustments on the balance of cash held
 in foreign currencies                                      (34,654)           -         (47,135)
                                                         ----------   ----------     -----------

Closing cash carried forward                              5,620,156    1,446,025       5,620,156
                                                         ==========   ==========     ===========

            See notes to the interim condensed financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                (in Australian dollars, except number of shares)
                                   (Unaudited)

                                                                      Accumulated
                                                                        Deficit
                                                                         During             Asset
                                    Number of       Contributed       Development        Revaluation
                                      Shares           Equity            Stage             Reserve             Total
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 11 November 1997                    -                -                 -                   -                  -
(Inception)
Net loss                                     -                -              (690)                  -               (690)
Issuance of shares to founders              20               20                 -                   -                 20
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 30 June 1998                       20               20              (690)                  -               (670)
Net loss                                     -                -           (80,000)                  -            (80,000)
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 30 June 1999                       20               20           (80,690)                  -            (80,670)
Net loss                                     -                -        (1,326,288)                  -         (1,326,288)
Revaluation of intangible assets
  to directors' valuation                    -                -                 -          14,661,942         14,661,942
297 for 1 share split                    5,920                -                 -                   -                  -
Issuance of shares in connection
  with private placement                   960              960                 -                   -                960
5,000 for 1 share split             34,493,100                -                 -                   -                  -
Issuance of shares in connection
  with initial public offering,
  net of issue costs                16,000,000        7,470,863                 -                   -          7,470,863
Issuance of shares in connection
   with exercise of options              5,000            2,500                 -                   -              2,500
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance,  30 June 2000              50,505,000        7,474,343        (1,406,978)         14,661,942         20,729,307
Net loss                                     -                -        (4,138,979)                  -         (4,138,979)
Issuance of shares in connection
  with private placements, net
  of issue costs                     6,666,666        4,745,599                 -                   -          4,745,599
Compensation expense
  attributable to issuance of
  shares to consultants                 88,600           48,950                 -                   -             48,950
Compensation expense
  attributable to issuance of
  options to consultants                     -            8,000                 -                   -              8,000
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 30 June 2001               57,260,266       12,276,892        (5,545,957)         14,661,942         21,392,877
Net loss                                     -                -        (5,448,467)                  -         (5,448,467)
Issuance of shares in connection
   with exercise of options          1,160,690          580,346                 -                   -            580,346
Compensation expense
  attributable to issuance of
  shares to consultants                191,794          144,230                 -                   -            144,230
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 30 June 2002               58,612,750       13,001,468       (10,994,424)         14,661,942         16,668,986
Net loss                                     -                -        (4,584,838)                  -         (4,584,838)
Issuance of shares in connection
   with exercise of options, net
   of underwriting costs             7,427,584        3,569,792                 -                   -          3,569,792
Compensation expense
  attributable to issuance of
  shares to consultants                146,969          169,763                 -                   -            169,763
                                   -------------    -------------    ---------------    ---------------    ---------------
Balance, 30 June 2003               66,187,303       16,741,023       (15,579,262)         14,661,942         15,823,703
Net loss                                     -                -        (4,037,914)                  -         (4,037,914)
Issuance of shares in connection     7,102,853        4,675,017                 -                   -          4,675,017
   with private placements, net
   of issue costs
Compensation expense                    70,768           49,537                 -                   -             49,537
  attributable to issuance of
  shares to consultants
Issuance of shares in connection       125,000           62,500                                                   62,500
   with exercise of options
Balance, 31 December 2003           73,485,924       21,528,077       (19,617,176)         14,661,942         16,572,843
                                   =============    =============    ===============    ===============    ===============


            See notes to the interim condensed financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                 NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                       - in Australian dollars (Unaudited)

1.   Background and Summary of Significant Accounting Policies

Background

Prana Biotechnology Limited ("Prana" or the "Company") was incorporated on 11 November 1997 in Melbourne, Australia and is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.

On 28 March 2000, the Company completed its initial public offering in Australia and listed on the Australian Stock Exchange. In September 2002, the Company's shares were approved for listing on the Nasdaq SmallCap Market (Code: PRAN).

Financial Reporting Framework

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board (herein referred to as "A-GAAP").

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by the Company during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the 2003 annual report. Certain information and footnote disclosures normally included in financial statements prepared in accordance with A-GAAP have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company for the interim periods presented and are not necessarily indicative of a full year's results.

The June 30, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by A-GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

Development Stage - Risks and uncertainties

As a development stage enterprise, the Company's prospects are subject to the risks and uncertainties frequently encountered by companies, which have not yet commercialised any applications of their technology, particularly in new and evolving markets. Prana's operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

Prana will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

Prana's experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If Prana fails in any of their efforts to establish or expand their business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of Prana's operations.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

2.   Going Concern

Prana's financial statements are prepared on a going concern basis which contemplates the realisation of assets and settlement of liabilities and commitments in the normal course of business. During the six months ended 31 December 2003, the Company incurred a net loss of $4,037,914 and net cash outflows from operating activities of $2,533,733 and had an accumulated deficit of $19,617,176. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. Notwithstanding the net loss and negative cash flow from operations, the directors consider that the going concern basis of accounting is appropriate for the following reasons:

     o    as at 31 December 2003 the Company had cash assets of $5,620,156;

     o the most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the Company will have sufficient cash to meet their operating requirements until at least the date of signing the directors' declaration for the year ending 30 June 2004;

     o as at 10 May 2004 the Company has 19,750,000 share options on issue with an exercise price of $0.50 which expire 1 December 2004. The directors are confident that a significant portion of these options will be exercised (which have not been included within the Company's cash flow forecasts) on the basis that the Company expects to have satisfied a number of its predetermined scientific and business milestones during the course of the next six months;

     o on 28 April 2004 the Company announced to the market that it had entered into definitive agreements with new institutional investors for the purchase of US$20 million of securities through the sale of four million American Depositary Receipts, or ADR's, at US$5.00 per ADR. These agreements also involve the acquisition by the investors of five-year warrants to purchase an additional three million ADR's at an exercise price of US$8.00 per ADR. If exercised, these warrants would raise an additional US$24 million for the Company. The transaction was subject to shareholder approval that was obtained 1 June 2004; and

     o the Company has consistently raised capital as and when required for its operations and anticipates that it will remain in a position to do so in the future.

3.   Dividends

The Company resolved not to declare any dividends in the six month period ended 31 December 2003.

4.   Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

5.   Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

6.   Events Subsequent to Reporting Date

Other than as already disclosed in the financial statements, there have been no events after reporting date that have a material effect on this report.

7.   Reconciliation to US GAAP

The financial statements have been prepared in accordance with A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

Reconciliation of net loss
--------------------------

                                                                                   Six Months Ended
                                                                                      31 December
                                                                                ------------------------
                                                                                    2003        2002
                                                                                    ----        ----
Net loss in accordance with A-GAAP                                              (4,037,914)  (3,138,515)

US GAAP adjustments:

Share-based compensation                                                    (a)
 Options issued to consultants for services rendered                               (13,758)     (40,324)
 Options issued to employees for services rendered                                 (67,957)     (19,513)
 Shares issued to consultants for services rendered                                (12,031)         884

Intangible assets                                                           (b)
 Reversal of amortisation expense attributable to costs capitalised under           30,335       30,335
 A-GAAP but expensed under US GAAP
 Reversal of amortisation expense attributable to upward asset revaluation         488,732      488,732
 Costs capitalised under US GAAP but expensed under A-GAAP                         134,987      146,120
 Amortisation expense attributable to above                                       (138,046)    (114,328)

Deferred tax effect of US GAAP adjustments                                  (c)          -            -
                                                                                ----------   ----------
Net loss in accordance with US GAAP                                             (3,615,652)  (2,646,609)
                                                                                ==========   ==========

Loss per share in accordance with US GAAP:
 Basic and diluted                                                                   (0.05)       (0.05)
 Weighted average shares - basic and diluted                                    70,442,228   58,721,755

Reconciliation of shareholders' equity
--------------------------------------

                                                                                    31 December
                                                                                       2003
                                                                                    ------------
Total equity in accordance with A-GAAP                                                16,572,843
US GAAP adjustments:
Intangible assets                                                               (b)
  Costs capitalised under A-GAAP but expensed under US GAAP                             (910,058)
  Reversal of amortisation expense attributable to above                                 246,080
  Reversal of upward asset revaluation                                               (14,661,942)
  Reversal of amortisation expense attributable to above                               3,964,629
  Costs capitalised under US GAAP but expensed under A-GAAP                            4,208,882
  Amortisation expense attributable to above                                            (777,203)
Deferred tax effect of US GAAP adjustments                                      (c)            -
                                                                                   -------------
Total equity in accordance with US GAAP                                                8,643,231
                                                                                   ==============

Rollforward analysis of shareholders' equity under US GAAP
----------------------------------------------------------

                                                                                      Six Months
                                                                                        Ended
                                                                                     31 December
                                                                                         2003
                                                                                     -------------
Balance in accordance with US GAAP, beginning of period                                 7,378,083
 Issuance of shares in connection with exercise of options,  net of underwriting        4,737,517
 costs
 Compensation  expense  attributable  to issuance of options to consultants  for (a)       13,758
 services rendered
 Amortization  of unearned  compensation  attributable to issuance of options to (a)       67,957
 employees for services rendered
 Compensation  expense  attributable  to issuance of shares to  consultants  for (a)       61,568
 services rendered
Net loss in accordance with US GAAP                                                    (3,615,652)
                                                                                    ---------------
Balance in accordance with US GAAP, end of period                                       8,643,231
                                                                                    ===============

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

a.   Share-based compensation

      Options issued to consultants for services rendered

      The Company issued 532,500 and 400,000 share options to outside consultants during the half years ended 31 December 2003 and 31 December 2002, respectively. The options were issued under the Employee Share Incentive Scheme as a reward for services rendered or in consideration for services rendered to the Company. Under A-GAAP, the Company did not recognise any compensation expense. Under US GAAP, the options issued to the outside consultants are accounted for under Statement of Financial Accounting Standards 123: Accounting for Stock Based Compensation ("SFAS 123") and Emerging Issues Task Force Issue 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18"). Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

     o risk-free interest rate of 4.73% to 5.24% for 31 December 2003 and 4.47% for 31 December 2002;

     o    no dividends;

     o expected volatility of 20.60% to 26.30% for 31 December 2003 and 48% for 31 December 2002; and

     o    expected life of two years.

      Options issued to employees for services rendered

      The Company issued 764,667 and 158,274 share options to employees under the Employee Share Incentive Scheme as a reward for services rendered to the Company during the half year ended 31 December 2003 and 31 December 2002.Under A-GAAP, no compensation cost has been recognised in respect of the share options issued by the Company. Under US GAAP, the Company has elected to account for the issuance of share options to the employees in accordance with Accounting Principles Board Opinion 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25"). Under APB 25, compensation cost is recognised to the extent that the quoted market price of the stock exceeds the exercise price of the options at the grant date, and is charged to operations ratably over the vesting period.

      The adjustment also includes the vesting period amortisation of compensation cost attributable to share options issued to employees in prior periods for which the quoted market price exceeded the exercise price of the options at the grant date.

      Shares issued to consultants for services rendered

      The Company issued 70,768 and 28,868 shares to outside consultants in consideration for services rendered to the Company during the half year ended 31 December 2003 and 31 December 2002, respectively. Under A-GAAP, the Company recognised compensation expense based on the director's valuation of the shares issued. Under US GAAP, the shares issued to the outside consultants are accounted for under SFAS 123 and EITF 96-18. Accordingly, compensation cost is based on the quoted market price of the shares measured on the date the services were completed by the respective consultants.

b.   Intangible assets

     Under A-GAAP, the Company capitalised costs associated with the acquisition and development of core intellectual property (primarily patents) until December 1999. Such costs are amortised on a straight-line basis over the estimated useful lives of 15 years. In December 1999, the directors revalued the intangible assets upwards by $14,661,942 and recorded the revaluation in the asset revaluation reserve in equity. The increased asset value resulted in additional amortisation for periods subsequent to the revaluation. All costs associated with the acquisition and development of core intellectual property incurred subsequent to the December 1999 revaluation are expensed as incurred under A-GAAP.

     For US GAAP purposes, the Company capitalises costs associated with the acquisition of patents and other core intellectual property, legal costs associated with successful patent defences and successful patent applications. Such costs are amortised on a straight-line basis over the estimated useful lives of 15 years. All other costs associated with patents and other core intellectual property are expensed as incurred. Upward revaluations of intangible assets are not allowed under US GAAP (except in connection with a purchase business combination).

c.   Deferred tax effect of US GAAP adjustments

     The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax asset.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

d.   Other

      Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income.

      Under A-GAAP, amortisation of intangible assets used in research and development projects is reported in depreciation and amortisation expense. Under US GAAP, amortisation of intangible assets used in research and development projects is reported in research and development expense.

      Under A-GAAP, other expenses from ordinary activities consist of the following:

                                        Six Months Ended 31 December
                                  -------------------------------------
                                                 2003             2002
                                  -------------------------------------

     Travel                                   125,239          191,912
     Insurance                                 31,980           33,987
     Marketing                                119,274           34,365
     Office overhead costs                     85,940          107,189
     Other                                     34,682           13,323
                                  -------------------------------------
      Total                                    397,115          380,776
                                  =====================================

      Under US GAAP, such costs are classified as general and administrative costs.

                           PRANA BIOTECHNOLOGY LIMITED






                           70,000,000 Ordinary Shares
              REPRESENTED BY 7,000,000 American Depositary Receipts







                          ----------------------------



                                   PROSPECTUS


                          ----------------------------





         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.



                                 June 16, 2004